Exhibit 99.2

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Previ — Caixa Previdência Funcionários Banco do Brasil	General Taxpayers’ Register: 33.754.482/0001-24
Qualification: Controller

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	29,305,261	14.16	14.16

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	29,305,261	14.16	14.16

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: FPRV1 Sabiá F I Multimercado Previd.	General Taxpayers’ Register: 01.912.197/0001-06
Qualification: Controller

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	2,286,562	1.10	1.10

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	2,286,562	1.10	1.10

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundação Petrobrás de Seguridade Social - Petros	General Taxpayers’ Register: 34.053.942/0001-50
Qualification: Controller

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	24,924,263	12.04	12.04

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	24,924,263	12.04	12.04

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were not done according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Fundação Telebrás Seguridade Social - SISTEL	General Taxpayers’ Register: 00.493.916/0001-20
Qualification : Controller

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	8,284,932	4.00	4.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	8,284,932	4.00	4.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: VALIA - Fundação Vale do Rio Doce	General Taxpayers’ Register: 42.271.429/0001-63
Qualification : Controller

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	7,695,352	3.72	3.72

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	7,695,352	3.72	3.72

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: REAL GRANDEZA - Fundação de APAS	General Taxpayers’ Register: 34.269.803/0001-68
Qualification : Controller

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	2,093,807	1.01	1.01

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	2,093,807	1.01	1.01

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Nildemar Secches	General Taxpayers’ Register: 589.461.528-34
Qualification: President of the Board of Directors

Opening Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	33,929	0.02	0.02

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic of		% interest
Derivative	Security	Number	Same kind	Total
Share	Common	33,929	0.02	0.02

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Francisco Ferreira Alexandre	General Taxpayers’ Register: 301.479.484-87
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Jaime Hugo Patalano	General Taxpayers’ Register: 011.141.237-49
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	3	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation — Article 11 — CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Luis Carlos Fernandes Afonso	General Taxpayers’ Register: 035.541.738-35
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Manoel Cordeiro Silva Filho	General Taxpayers’ Register: 253.571.747-68
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Maurício Novis Botelho	General Taxpayers’ Register: 044.967.107-06
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Décio da Silva	General Taxpayers’ Register: 344.079.289-72
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	94,094	0.05	0.05
Share	Common *	9,673,310	4.67	4.67

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	94,094	0.05	0.05
Share	Common *	9,673,310	4.67	4.67

* Indirect participation through the company Weg Participaões e Serviços S.A.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Rami Naum Goldfajn	General Taxpayers’ Register: 942.673.597-68
Qualification: Member of the Board of Directors

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Name: Nelson Vas Hacklauer	General Taxpayers’ Register: 522.156.958-20
Qualification: Business Development Officer

Opening Balance

Security/	Characteristic		% interest
Derivative	of Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/	Characteristic		% interest
Derivative	of Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Nilvo Mittanck	General Taxpayers’ Register: 489.093.519-34
Qualification: Supply Chain Officcer

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	55	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	55	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Ricardo Robert Athayde Menezes	General Taxpayers’ Register: 118.108.076-20
Qualification: Institutional Relations Officer

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	268	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Wang Wei Chang	General Taxpayers’ Register: 534.698.608-15
Qualification: Senior Advisory Board

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,242	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediate	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,242	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☒ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	128,034	0.06	0.06
Share	Common (1)	9,673,310	4.67	4.67

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	128,034	0.06	0.06
Share	Common (1)	9,671,310	4.67	4.67

(1)          Indirect participation through the company Weg Participações e Serviços S.A.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☒ Executive Officers	☐ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	591	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	591	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☒ Main Shareholders	☐ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	74,590,177	36.04	36.04

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)

Closing Balance

Security/			% interest
Derivative	Characteristic of ,Security	Number	Same kind	Total
Share	Common	74,590,177	36.04	36.04

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On February 2009 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.

Management and Related Person	☐ Board of Directors	☐ Fiscal Council	☐ Executive Officers	☐ Main Shareholders	☒ Technical and Consultant Agencies

Opening Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,242	0.00	0.00

Changes in the month

Security/ Derivative	Characteristic of Security	Intermediary	Operation	Date	Number	Price	Volume (R$)
—	—	—	—	—	—	—	—

Closing Balance

Security/			% interest
Derivative	Characteristic of Security	Number	Same kind	Total
Share	Common	4,242	0.00	0.00